15047504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52352

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Credit Suisse Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Madison Avenue
(No. and Street)

New York (City) NY (State) 10010-3629 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. O'Keefe (212) 538-3501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC-1410-(06-02)

OATH OR AFFIRMATION

I, Paul J. O'Keefe, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedule pertaining to the firm of Credit Suisse Capital LLC, as of December 31, 2014, are true and correct. I further affirm that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Paul J. O'Keefe
Managing Director

Subscribed and sworn to before me
This 27th day of February, 2015.

Notary Public

JOAN A. ALBERT
Notary Public, State of New York
Reg. No. 01AL6222641
Certificate Filed in New York County
Commission Expires May 24, 20 17

CREDIT SUISSE CAPITAL LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

Statement of Financial Condition
As of December 31, 2014
And Report of Independent Registered Public Accounting Firm
And Supplemental Report
On Internal Control

PUBLIC DOCUMENT

Pursuant to Rule 17a-12(c) under the Securities Exchange Act of 1934

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Member of
Credit Suisse Capital LLC:

We have audited the accompanying statement of financial condition of Credit Suisse Capital LLC (a wholly-owned subsidiary of Credit Suisse (USA), Inc.), as of December 31, 2014, that is filed pursuant to Rule 17a-12 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Credit Suisse Capital LLC as of December 31, 2014, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2015

CREDIT SUISSE CAPITAL LLC
Statement of Financial Condition
December 31, 2014
(In thousands)

ASSETS

Cash and cash equivalents	$	4,587
Securities borrowed from affiliates		9,285,153
Financial instruments owned, at fair value (of which $12,574,692 was encumbered):		
Loans		4,432,030
Debt instruments		67,281
Equity instruments		14,390,086
Derivative contracts		1,041,528
Receivables:		
Brokers, dealers and other		505,766
Other assets and deferred amounts		1,316,487
Total assets	$	31,042,918

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings from affiliates	$	2,116,062
Securities loaned to affiliates		13,120,017
Financial instruments sold not yet purchased, at fair value:		
Equity instruments		7,414,711
Derivative contracts		484,935
Payables:		
Brokers, dealers and other		64,540
Long-term debt and subordinated borrowings		4,559,592
Other liabilities, of which $32 is carried at fair value		2,246,414
Total liabilities		30,006,271
Member's Equity:		
Member's contributions		737,600
Accumulated earnings		299,047
Total member's equity		1,036,647
Total liabilities and member's equity	$	31,042,918

See accompanying notes to statement of financial condition.

CREDIT SUISSE CAPITAL LLC
Notes to Statement of Financial Condition
December 31, 2014

1. Organization and Description of Business

Credit Suisse Capital LLC ("the Company"), is a wholly owned subsidiary of Credit Suisse Capital Holdings, Inc. (the "Parent"), which is a wholly owned subsidiary of Credit Suisse (USA), Inc. ("CS USA"), and an indirect wholly owned subsidiary of Credit Suisse Holdings (USA), Inc. ("CS Holdings"), whose ultimate parent is Credit Suisse Group AG ("CSG").

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated entity.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") as an over-the-counter ("OTC") Derivatives Dealer, which is a special category of broker-dealer engaged in an OTC derivatives business. As an OTC Derivatives Dealer, the Company calculates its regulatory capital charges pursuant to Appendix F of SEC Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Exchange Act") using the Company's internal value at risk ("VaR") model. The Company transacts OTC derivative contracts with corporate clients, high-net worth individuals and affiliates. The Company uses its affiliate Credit Suisse Securities (USA) LLC, as its clearing broker-dealer.

As part of its OTC derivatives business the Company enters into option transactions including collars, forward transactions, including variable prepaid forwards ("VPFs"), and swap transactions, including interest rate swaps and total return swaps.

Options

The Company writes put option contracts to meet counterparty needs and for economic hedging purposes. These written options do not expose the Company to credit risk because the Company, not its counterparty, is obligated to perform. At the beginning of the contract period, the Company receives a cash premium and during the contract period, the Company bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Company purchases or sells cash or derivative financial instruments. Such purchases and sales may include equity or fixed income securities, forward and futures contracts and options.

The Company purchases call options to meet counterparty needs and for economic hedging purposes. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument, at a fixed price on or before a specified date. The counterparties to OTC option contracts are reviewed to determine whether they are creditworthy and, if necessary, collateral is obtained. The Company economically hedges its exposure from purchased options by buying or selling the underlying positions.

The Company enters into collars, whereby a counterparty buys a put option on a stock and finances the put with the sale of a call option at the same or higher strike price. To mitigate the credit risk the Company receives the stock as collateral. The Company economically hedges the exposure from the put in the collar transactions by shorting equities. Collars, written options and purchased options are carried at fair value and are included in derivatives contracts on the statement of financial condition.

1. Organization and Description of Business (Continued)

Forwards

VPFs are a form of OTC hybrid transaction pursuant to which the Company purchases a variable number of shares of common stock from a counterparty on a forward basis. At inception, the Company pays the counterparty a dollar amount based on the underlying value of the common stock. At the maturity of the transaction, the Company receives a variable number of shares (or an amount in cash equal to the value of such variable number of shares, with a maximum share cap) from the counterparty based on the market price of the shares at maturity. VPFs allow counterparties to monetize their stock position and provide market risk protection through an equity collar that, among other things, protects the counterparty against decreases in the value of the underlying common stock. The counterparty pledges the underlying shares to the Company as collateral for the VPF. VPF transactions expose the Company to market risk to the extent the underlying stock price decreases below a pre-determined price. In order to economically hedge this risk, the Company employs strategies which include selling the underlying stocks short.

The VPFs are generally long-dated and have original maturities of three to ten years. All of the Company's VPFs meet the definition of a derivative and are reported as derivative contracts on the Company's statement of financial condition. All VPFs are carried at fair value.

Swaps

Total return swaps are contractual agreements where the Company agrees to pay a counterparty the total economics of a defined underlying asset, in return for receiving a stream of floating rate cash flows, such as the London Interbank Offered Rate ("LIBOR"). The underlying assets for total return swaps may include equity securities and loans. The exposure from these transactions is hedged by purchasing the underlying asset.

2. Summary of Significant Accounting Policies

Basis of financial information. To prepare a statement of financial condition in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), management is required to make estimates and assumptions, including but not limited to, the fair value measurements of certain financial assets and liabilities, recognition of deferred tax assets, as well as various contingencies. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management's estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates.

Cash and cash equivalents. Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less.

Securities borrowed from/Securities loaned to affiliates. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced to or received from an affiliate. For securities borrowing and lending transactions, the Company deposits or receives cash collateral in an amount generally in excess of the market value of securities borrowed or lent. The Company monitors the market value of securities borrowed and loaned daily and obtains or refunds collateral as necessary.

2. Summary of Significant Accounting Policies (Continued)

Fair value of financial instruments. The fair value measurement guidance establishes a single authoritative definition of fair value and sets out a framework for measuring fair value. The fair value option creates an alternative measurement treatment for certain financial assets and financial liabilities. The fair value option can be elected at initial acquisition of the eligible item or at the date when the Company enters into an agreement which gives rise to an eligible item (e.g., a firm commitment or a written loan commitment). If not elected at initial recognition, the fair value option can be applied to an item upon certain triggering events that give rise to a new basis of accounting for that item. The application of the fair value option to a financial asset or a financial liability does not change its classification on the face of the balance sheet and the election is irrevocable. The Company's financial instruments are carried at fair value. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. Financial instruments are recorded on a trade date basis with the exception of loans, which are recorded on a settlement date basis. See Note 3 for more information.

Loans. The Company enters into total return swaps with counterparties on the loans and purchases the loans, thereby creating a hedge. These loans are recorded on a settlement date basis and are carried at fair value. See Note 3 for more information.

Equity instruments. The Company enters into total return swaps with counterparties on equities and purchases equity positions, thereby creating a hedge.

Derivative contracts. All derivatives contracts are carried at fair value. The fair value amounts associated with derivative instruments are reported net by counterparty across products, provided a legally enforceable master netting agreement exists and such provisions are stated in the master netting agreement. In addition, the fair value amounts recognized for derivative instruments as well as the fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral, are reported net.

Receivables from brokers, dealers and other/payables to brokers, dealers and other. Receivables from brokers, dealers and other include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver") and margin due on futures contracts. Payables to brokers, dealers and other include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"). In addition, the net receivable or payable arising from unsettled securities trades is included in either receivables from brokers, dealers and other or payables to brokers, dealers and other.

Other assets. Other assets primarily include cash collateral balances due from counterparties, accrued dividends and interest, intercompany receivables and accounts receivables.

Short-term borrowings from affiliates. Short-term borrowings from affiliates represent short-term funding provided by an affiliate.

Long-term debt and subordinated borrowings. Long-term debt represents long-term funding provided by an affiliate. Subordinated borrowings represent long-term funding provided by CS USA, which qualifies as regulatory capital under the SEC's Uniform Net Capital Rule.

Other liabilities. Other liabilities primarily include accounts payable, accruals for taxes, cash collateral payables, professional fees payable, and management fees payable.

2. Summary of Significant Accounting Policies (Continued)

Income taxes. The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis, and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

The Company uses the asset and liability method in providing for income taxes which requires that deferred income taxes be recorded and adjusted for the future tax consequences of events that have been recognized in the statement of financial condition or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. The state and local deferred tax liability is included in other liabilities in the statement of financial condition. The federal deferred tax liability is included in other liabilities in the statement of financial condition. See Note 13 for more information.

The Company follows the guidance regarding the accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Company determines whether it is more likely than not that an income tax position will be sustained upon examination based on the technical merits of the position. Sustainable income tax positions are then measured to determine the amount of benefit eligible for recognition in the statement of financial condition. Each such sustainable income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

3. Fair Value Measurement

A significant portion of the Company's financial instruments are carried at fair value. Deterioration of the financial markets could significantly impact the fair value of these financial instruments. The fair value of the majority of the Company's assets and liabilities is based on quoted prices in active markets or observable inputs. These instruments include exchange-traded and certain OTC derivative instruments, certain loans and listed equity securities.

In addition, the Company holds financial instruments for which no prices are available, and which have little or no observable inputs. For these instruments the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain OTC derivatives and certain loans. Valuation techniques for these instruments are described more fully below.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in counterparty's credit spreads (known as credit valuation adjustments) is considered when measuring the fair value of assets. For OTC derivatives, the impact of changes in both the Company's and the counterparty's credit standing is considered when measuring their fair value. The adjustments also take into account contractual factors designed to reduce the Company's credit exposure to counterparty, such as collateral held and master netting agreements.

3. Fair Value Measurement (Continued)

Fair Value Hierarchy

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

3. Fair Value Measurement (Continued)

Quantitative Disclosures of Fair Values

Following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis:

Fair value of assets and liabilities

December 31, 2014	Level 1	Level 2	Level 3	Total at fair value
Assets		(In thousands)		
Loans	$ -	$ 3,822,315	$ 609,715	$ 4,432,030
Debt instruments	-	67,281	-	67,281
Equity instruments	14,236,069	145,569	8,448	14,390,086
Derivative contracts:				
Interest rate products	-	63,912	913	64,825
Equity/index-related products	8,323	3,004,665	79,093	3,092,081
Credit products	-	282,595	24,028	306,623
Netting(1)				(2,422,001)
Total derivative contracts	8,323	3,351,172	104,034	1,041,528
Total assets at fair value	$ 14,244,392	$ 7,386,337	$ 722,197	$ 19,930,925
Liabilities				
Equity instruments	$ 7,263,718	$ 150,993	$ -	$ 7,414,711
Derivative contracts:				
Interest rate products	-	15,173	1,292	16,465
Equity/index-related products	19,017	1,904,924	249,195	2,173,136
Credit products	-	76,696	17,281	93,977
Netting(1)				(1,798,643)
Total derivative contracts	19,017	1,996,793	267,768	484,935
Other liabilities	-	32	-	32
Total liabilities at fair value	$ 7,282,735	$ 2,147,818	$ 267,768	$ 7,899,678

(1) Derivatives contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty and cash collateral netting.

3. Fair Value Measurement (Continued)

Transfers between Level 1 and Level 2

Year ended December 31, 2014	Transfers out of Level 1 to Level 2	Transfers to Level 1 out of Level 2
	(In thousands)	
Assets		
Equity instruments (1)	$ -	$ 14,077
Derivative contracts:		
Equity/index-related products (2)	857	5,054
Total assets at fair value	$ 857	$ 19,131
Liabilities		
Equity instruments	$ 6	$ 5
Derivative contracts:		
Equity/index-related products (2)	-	11,800
Total liabilities at fair value	$ 6	$ 11,805

(1) Transfers to level 1 out of level 2 relate to equity instruments where the Company was able to obtain external pricing inputs as the equity instruments became more observable during the year ended December 31, 2014 due to recent trading activity.

(2) Transfers to level 1 out of level 2 relate to equity/index-related derivative contracts where the Company was able to obtain exchange traded quotes for the pricing inputs as the derivatives moved closer to maturity during the year ended December 31, 2014.

All transfers between level 1 and level 2 are reported through the last day of the reporting period.

Disclosures of Valuation Techniques of Level 3 Instruments

CSG has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Company's financial instruments. Product Control and Risk Management create, review and approve significant valuation policies and procedures. The framework includes three main internal processes (i) valuation governance; (ii) independent price verification and significant unobservable inputs review; and (iii) a cross - functional pricing model review. Through this framework, the Company concludes on the reasonableness of the fair value of its financial instruments.

On a monthly basis, meetings are held for each business line with senior representatives of the Front Office and Product Control to discuss independent price verification results, valuation adjustments, and other significant valuation issues. On a quarterly basis, a review of significant changes in the fair value of financial instruments is undertaken by Product Control and conclusions are reached regarding the reasonableness of those changes. Additionally, on a quarterly basis, meetings are held for each business line with senior representatives of the Front Office, Product Control, Risk Management, and Financial Accounting to discuss independent price verification results, valuation issues, business and market updates, as well as a review of significant changes in fair value from the prior quarter, significant unobservable inputs and prices used in valuation techniques, and valuation adjustments.

3. Fair Value Measurement (Continued)

The results of these meetings are aggregated for presentation to CSG's Valuation and Risk Management Committee ("VARMC") and the CSG Audit Committee. The VARMC, which is comprised of Executive Board members of CSG and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for the Company. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to the CSG's Executive Board through the VARMC.

One of the key components of the governance process is the segregation of duties between Front Office and Product Control, wherein the Front Office is responsible for measuring inventory at fair value on a daily basis, while Product Control is responsible for independently reviewing and validating those valuations on a periodic basis. The Front Office values the inventory using, wherever possible, observable market data which may include executed transactions, dealer quotes, or broker quotes for the same or similar instruments. Product Control validates this inventory using independently sourced data that also includes executed transactions, dealer quotes, and broker quotes.

Product Control utilizes independent pricing service data as part of their review process. Independent pricing service data is analyzed to ensure that it is representative of fair value including confirming that the data corresponds to executed transactions or executable broker quotes, review and assessment of contributors to ensure they are active market participants, review of statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.

For certain financial instruments the fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates, or other inputs. In addition, there may be uncertainty about a valuation, which results from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model. Model calibration is performed when significant new market information becomes available or at a minimum on a quarterly basis as part of the business review of significant unobservable inputs for level 3 instruments. For models that have been deemed to be significant to the overall fair value of the financial instrument, model validation is performed as part of the periodic review of the related model.

CSG performs a sensitivity analysis of its significant level 3 financial instruments. This sensitivity analysis estimates a fair value range by changing the related significant unobservable inputs value. This sensitivity analysis is an internal mechanism to monitor the impact of reasonable alternative inputs or prices for level 3 financial instruments. Where a model-based technique is used to determine the fair value of the level 3 financial instrument, an alternative input value is utilized to derive an estimated fair value range. Where a price-based technique is used to determine the fair value of the level 3 financial instruments, Front Office professional judgment is used to estimate a fair value range.

The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the quantitative disclosures of valuation techniques table.

3. Fair Value Measurement (Continued)

Loans

For secondary market loans traded over the counter, where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions. For unobservable loans, the significant unobservable input is the price. A substantial increase (decrease) in the significant unobservable input for loans would result in a higher (lower) fair value.

Equity securities

The majority of the Company's positions in equity securities are traded on public stock exchanges, for which quoted prices are readily and regularly available.

Derivative contracts

Positions in derivatives include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives are typically derived from the observable exchange prices and/or observable inputs. Fair values for OTC derivatives are determined on the basis of internally developed proprietary models using various inputs. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument.

The determination of fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace. Other, more complex derivatives use unobservable inputs. Specific unobservable inputs include long-dated volatility assumptions on OTC option transactions.

Interest rate derivatives

OTC vanilla interest rate products, such as interest rate swaps, are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange traded futures and options and can be used in yield curve construction.
For more complex products, inputs include, but are not limited to correlation, volatility, prepayment rate, credit spreads, basis spread and mean reversion.

Equity and index related derivatives

Equity derivatives include vanilla options, forwards, and total return swaps on equities in addition to different types of long dated options. Unobservable inputs for equity derivatives can include volatility, skew and credit spreads. A substantial increase (decrease) in the value of the significant unobservable input for equity and index-related derivative assets and liabilities would result in a higher (lower) fair value.

3. Fair Value Measurement (Continued)

Credit derivatives

Credit derivatives include total return swaps on loans, which are valued using industry standard models and inputs that are generally market observable including credit spreads and recovery rates. A substantial increase (decrease) in the value of the significant unobservable input for credit derivative assets and liabilities would result in a lower (higher) fair value.

The following table provides a representative range of minimum and maximum values of each significant unobservable input for the material level 3 assets and liabilities by the related valuation technique.

	Fair Value (in thousands)	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average
Assets						
Loans	$ 609,715	Market comparable	Price, in %	34.8%	103.0%	94.8%
Equity	8,448	Vendor Price	Price, in actuals	0.0%	2.9%	2.0%
Derivative contracts:						
Equity/index-related products (1)	49,229	Option model	Volatility, in %	17.0%	83.5%	35.4%
	29,864	Vendor Price	Price, in actuals	0.0%	2.9%	1.5%
Credit products (2)	24,028	Discounted cash flow	Credit spread, in bp	467	1,717	1,213
Liabilities						
Derivative contracts:						
Equity/index-related products (1)	$ 249,195	Option model	Volatility, in %	17.0%	83.5%	35.4%
Credit products (2)	17,281	Discounted cash flow	Credit spread, in bp	224	1,437	669

(1) Volatility is impacted by the underlying risk, term and the strike price of the derivative. In the case of equity derivatives, volatility may vary greatly depending upon the underlying equity name on the derivative.

(2) For financial instruments where credit spread is the significant unobservable input, the wide range represents positions with varying levels of risk. The lower end of the credit spread range typically represents shorter-dated instruments and/or those with better perceived credit risk. The higher end of the range typically comprises longer-dated financial instruments or those referencing non-performing, distressed or impaired reference credits. Similarly, the spread between the reference credit and an index can vary significantly based on the risk of the instrument. The spread will be positive for instruments that have a higher risk of default than the index (which is based on a weighted average of its components) and negative for instruments that have a lower risk of default than the index.

Interrelationships between significant unobservable inputs

There are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.

3. Fair Value Measurement (Continued)

Leveling of assets and liabilities not at Fair Value where a Fair Value is disclosed

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the statement of financial condition.

December 31, 2014	Carrying Value	Level 1	Level 2	Level 3	Total fair value
Financial Assets			(in thousands)		
Cash and cash equivalents	$ 4,587	$ 4,587	$ -	$ -	$ 4,587
Securities borrowed from affiliates	9,285,153	-	9,285,153	-	9,285,153
Receivables from brokers, dealers and others	505,766	-	505,766	-	505,766
Other assets and deferred amounts	1,316,487	-	1,316,487	-	1,316,487
Total assets	$ 11,111,993	$ 4,587	$ 11,107,406	$ -	$ 11,111,993
Financial Liabilities					
Short-term borrowings from affiliates (1)	$ 2,116,062	$ 43	$ 2,116,019	$ -	$ 2,116,062
Securities loaned to affiliates	13,120,017	-	13,120,017	-	13,120,017
Payables to brokers, dealers and others	64,540	-	64,540	-	64,540
Long-term debt and subordinated borrowings	4,559,592	-	4,614,682	-	4,614,682
Other liabilities	2,246,382	-	2,246,382	-	2,246,382
Total liabilities	$ 22,106,593	$ 43	$ 22,161,640	$ -	$ 22,161,683

(1) Amounts in Level 1 relate to cash overdrafts.

For the majority of these financial instruments, the carrying value approximates fair value due to the relatively short period of time between their origination and expected realization, as well as minimal credit risk inherent in these instruments.

4. Related Party Transactions

The Company relies on other CSG entities for financing. In the ordinary course of business, the Company enters into significant financing and operating transactions with affiliated companies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2014:

ASSETS

		(In thousands)
Cash and cash equivalents	$	650
Securities borrowed from affiliates		9,285,153
Derivative contracts		1,968
Receivables from brokers, dealers and others		457,799
Other assets and deferred amounts		1,192,644
Total assets	$	10,938,214

LIABILITIES

Short-term borrowings from affiliates	$	2,116,019
Securities loaned to affiliates		13,120,017
Derivative contracts		43,232
Long-term debt and subordinated borrowings		4,559,592
Taxes payable (included in Other liabilities)		16,649
Other liabilities		131,430
Total liabilities	$	19,986,939

All of the obligations of the Company are guaranteed by CS USA.

As of December 31, 2014, the fair market value of securities lent to affiliates was $12.6 billion and the fair market value of securities received from securities borrowed transactions with affiliates was $9.0 billion.

The Company is included in a consolidated federal income tax return and combined state and local income tax returns filed by CS Holdings. See Note 13 for more information.

5. Receivables from and Payables to Brokers, Dealers and Other

Amounts receivable from and payable to brokers, dealers and other as of December 31, 2014 consist of the following:

	Receivables	Payables
	(In thousands)	
Unsettled regular-way securities trades	$ 20,753	$ -
Fails to deliver/fails to receive	27,163	64,540
Non-customer receivables/payables	457,850	-
Total receivables from and payables to brokers, dealers and other	$ 505,766	$ 64,540

6. Assets Assigned or Pledged

The Company pledges assets mainly for other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are parenthetically disclosed on the statement of financial condition. The Company receives cash and securities in connection with securities borrowing and loans and derivative transactions. A substantial portion of the collateral and securities received by the Company was sold or repledged in connection with securities sold not yet purchased, securities borrowing or loans, and derivative transactions.

The following table sets forth the assets pledged by the Company and the collateral received by the Company as of December 31, 2014:

	December 31, 2014
	(In thousands)
Fair value of the assets pledged or assigned as collateral by the Company all of which was encumbered	$ 12,574,692
Fair value of the collateral received by the Company with the right to sell or repledge	9,759,242
of which was sold or repledged	7,096,374

7. Derivative Contracts

The Company, as an OTC Derivatives Dealer, is engaged in a broad–based OTC derivatives business. In general, derivatives are contractual agreements that derive their values from the performance of underlying assets, interest rates, or a variety of indices. The Company enters into derivative transactions to provide products to its clients and for risk management purposes. Economic hedges arise when the Company enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. See Note 1 for more information.

Fair value of derivative instruments

The table below represents gross derivative fair values, segregated by type of contract. Notionals have also been provided as an indication of the volume of derivative activity within the Company.

As of December 31, 2014	Notional amount	Fair value assets	Fair value liabilities
		(In thousands)	
Swaps	$ 1,524,961	$ 59,437	$ 13,723
Futures	1,013,789	-	-
Forwards	408,829	5,388	2,742
Interest rate products	2,947,579	64,825	16,465
Forwards	2,385,531	701,023	26,313
Swaps	55,968,481	1,449,559	1,713,942
Options bought and sold (OTC)	4,479,617	897,046	413,478
Futures	243,004	-	-
Options bought and sold (exchange traded)	271,960	44,453	19,403
Equity/index-related products	63,348,593	3,092,081	2,173,136
Credit products(1)	6,579,076	306,623	93,977
Total gross derivative contracts	$ 72,875,248	$ 3,463,529	$ 2,283,578
Impact of counterparty netting(2)	-	(1,290,968)	(1,290,968)
Impact of cash collateral netting(2)	-	(1,131,033)	(507,675)
Total derivative contracts	$ 72,875,248	$ 1,041,528	$ 484,935

(1) Primarily represents total return swaps on loans.
(2) Derivative contracts are reported on a net basis in the statement of financial condition. The impact of netting represents an adjustment related to counterparty and cash collateral netting.

These financial instruments are included as derivatives contracts in financial instruments owned/sold not yet purchased, respectively, in the statement of financial condition. Financial instruments related to futures contracts are included in receivables from brokers, dealers and other and payables to brokers, dealers and other, respectively, in the statement of financial condition.

7. Derivative Contracts (Continued)

Managing the risks

As a result of the Company's broad involvement in financial products and markets, its trading strategies are correspondingly diverse and exposures are generally spread across a diversified range of risk factors. CSG uses value at risk ("VaR") and an economic capital limit structure to limit overall risk-taking. The level of risk is further restricted by a variety of specific limits, including controls over trading exposures. Also as part of its overall risk management, the Company holds a portfolio of economic hedges. Hedges are impacted by market movements, similar to other securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to economically hedge. CSG specifically risk manages its positions with regards to market and credit risk. For market risk it uses tools capable of calculating comparable exposures across its many activities, as well as focused tools that can specifically model unique characteristics of certain instruments or portfolios.

8. Offsetting of financial assets and liabilities

The disclosures set out in the tables below include derivatives and securities lending and borrowing transactions that are offset in the Company's statement of financial condition; or are subject to an enforceable master netting agreement or similar agreement ("enforceable master netting agreements" or "enforceable MNA"), irrespective of whether they are offset in the Company's statement of financial condition. Similar agreements include derivative clearing agreements and global master securities lending agreements.

Derivatives

The Company transacts bilateral OTC derivatives ("OTC derivatives") mainly under International Swaps and Derivatives Association ("ISDA") Master Agreements. These agreements provide for the net settlement of all contracts under the agreement through a single payment in the event of default on or termination under the agreement. They allow the Company to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty's failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.

For derivatives transacted with exchanges ("exchange-traded derivatives") and central clearing counterparties ("OTC-cleared derivatives"), positive and negative replacement values and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset. Where no such agreements exist, fair values are recorded on a gross basis.

8. Offsetting of financial assets and liabilities (Continued)

Offsetting of derivatives

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the statement of financial condition.

As of December 31, 2014	Derivative assets	Derivative liabilities
	(in thousands)	
OTC	$ 11,767	5,688
Interest rate products	11,767	5,688
OTC	2,149,476	1,733,628
Exchange-traded	44,453	19,403
Equity/index-related products	2,193,929	1,753,031
OTC	301,697	93,765
Credit products	301,697	93,765
OTC	2,462,940	1,833,081
Exchange-traded	44,453	19,403
Total gross derivative contracts subject to enforceable MNA	2,507,393	1,852,484
of which OTC	(2,419,845)	(1,796,487)
of which exchange-traded	(2,156)	(2,156)
Offsetting	(2,422,001)	(1,798,643)
of which OTC	43,095	36,594
of which exchange-traded	42,297	17,247
Total net derivatives subject to enforceable MNA	85,392	53,841
Total derivatives not subject to enforceable MNA (1)	956,136	431,094
Total net derivatives presented in the statement of financial condition	$ 1,041,528	484,935
of which recorded in financial instruments owned and sold not yet purchased	$ 1,041,528	484,935

(1) Represents derivatives where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

8. Offsetting of financial assets and liabilities (Continued)

Securities lending and borrowing transactions

Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the statement of financial condition if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the statement of financial condition. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the statement of financial condition.

Offsetting of securities borrowing transactions

The following table presents the gross amount of securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the statement of financial condition.

	Gross	Offsetting	Net
December 31, 2014		(in thousands)	
Securities borrowing transactions	$ 9,285,153	$ -	$ 9,285,153
Total subject to enforceable MNA	$ 9,285,153	$ -	$ 9,285,153

The following table presents the gross amount of securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities lending transactions not subject to master netting agreements and the net amount presented in the statement of financial condition.

	Gross	Offsetting	Net
December 31, 2014		(in thousands)	
Securities lending transactions	$ 13,120,017	$ -	$ 13,120,017
Total subject to enforceable MNA	$ 13,120,017	$ -	$ 13,120,017

8. Offsetting of financial assets and liabilities (Continued)

Amount not offset in the statement of financial condition

The following table presents the net amount of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the statement of financial condition. The table excludes derivatives and securities borrowing and lending transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of the master netting agreements is not in place.

	Net	Financial Instruments (1)	Cash collateral received/ pledged (1)	Net exposure
December 31, 2014		(in thousands)		
Financial assets subject to enforceable MNA				
Derivative contracts	$ 85,392	$ 6,836	$ 199	$ 78,357
Securities borrowing transactions	9,285,153	9,285,153	-	-
Total financial assets subject to enforceable MNA	$ 9,370,545	$ 9,291,989	$ 199	$ 78,357
Financial liabilities subject to enforceable MNA				
Derivative contracts	$ 53,841	$ -	$ -	$ 53,841
Securities lending transactions	13,120,017	12,936,977	-	183,040
Total financial liabilities subject to enforceable MNA	$ 13,173,858	$ 12,936,977	$ -	$ 236,881

(1) The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the statement of financial condition and therefore any over-collateralization of these positions is not included.

9. Borrowings

Borrowings are generally used to facilitate the securities settlement process and finance financial instruments owned. Short-term borrowings are generally funding obligations with interest approximating the Federal Funds rate, LIBOR or other money market indices and an incremental spread. As of December 31, 2014, the Company had $2.1 billion in loans, all of which was from affiliates and has a weighted average interest rate of 1.3%. As of December 31, 2014 there were no short-term borrowings secured by Company-owned securities.

As of December 31, 2014, the Company's outstanding long-term debt and subordinated borrowings were as follows:

	(In thousands)
Subordinated debt agreement, 3 month LIBOR plus 90 bps, due March 31, 2016 (1)	$ 115,000
Long-term borrowings from an affiliate, 1.3%, due various through September 30, 2015	4,444,592
Total long-term debt and subordinated borrowings	$ 4,559,592
Current maturities of long-term debt and subordinated borrowings, due various through September 30, 2015	$ 4,444,592

(1) The weighted average interest rate for the subordinated financing agreement as of December 31, 2014 was 1.2%.

9. Borrowings (Continued)

The subordinated borrowing under this agreement qualify as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934 ("the Exchange Act"), including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and member's equity. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

10. Commitments

The following table sets forth the Company's commitments that are not derivatives as of December 31, 2014:

	Commitment Expiration Per Period					
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total commitments	Carrying Amounts
			(In thousands)			
Unfunded lending commitments(1).....	$ -	$ -	$ 3,421	$ -	$ 3,421	$ (32)
Total commitments	$ -	$ -	$ 3,421	$ -	$ 3,421	$ (32)

(1) The Company enters into commitments to extend credit, which the company has elected to account for at fair value. The carrying amount is recorded within other liabilities within the statement of financial condition.

11. Net Capital

The Company computes its net capital; under Appendix F of the SEC Rule 15c3-1, which allows for market risk charges to be computed using internal VaR models. As of December 31, 2014, due to an operational delay in the return of cash collateral approximating $1.5 billion from an affiliate, the Company was left with an unsecured receivable of $1.2 billion. Under SEC Rule 15c3-1, the unsecured receivable is a non-allowable asset which is charged dollar for dollar against capital. The $1.2 billion capital charge resulted in the Company failing to meet the minimum net capital requirement as of December 31, 2014. The Company's net capital as December 31, 2014 was $(214) million, which was $234 million below the minimum net capital requirement. On January 2, 2015, the cash collateral was returned to the Company which cured the net capital deficiency. During January 2015, the Company notified the SEC of its failure to meet the minimum net capital requirement for December 31, 2014.

As an SEC registered OTC Derivatives Dealer, the Company does not carry securities accounts for customers and therefore is exempt from the provisions of SEC Rule 15c3-3.

12. Concentrations of Credit Risk

As an OTC Derivatives Dealer, the Company is engaged in various OTC derivative activities servicing a diverse group of institutional investors, affiliates and high net worth individuals. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors including other brokers and dealers and affiliates. These transactions are generally collateralized.

12. Concentrations of Credit Risk (Continued)

Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by contracting derivative transactions and loans with counterparties and dealers. The Company uses various means to manage its credit risk. The credit worthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from substantially all counterparties or for certain types of credit transactions. As of December 31, 2014, the Company did not have any significant concentrations of credit risk.

13. Income Taxes

The Company is included in the consolidated federal income tax return and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis, and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

Deferred tax assets and deferred tax liabilities are generated by the following temporary differences:

	(In thousands)
Deferred tax assets:	
Accrued expenses	$ 115
Total deferred tax assets	115
Deferred tax liabilities:	
Investments	120
Total deferred tax liabilities	120
Net deferred tax liability	$ (5)

The Company recorded a deferred tax liability of $5 thousand as of December 31, 2014. As of December 31, 2014 the state and local deferred tax liability of $1 thousand and federal deferred liability of $4 thousand were included in other liabilities in the statement of financial condition. The federal deferred liability is effectively settled as part of the intercompany settlements subsequent to year end.

No valuation allowance has been recorded for the deferred tax assets above as the Company is in a net liability position.

The Company remains open to examination from either federal, New York State or New York City jurisdictions for the years 2006 and forward. The Company does not anticipate any settlements that would result in a material change to its statement of financial condition.

As of December 31, 2014, the Company has reviewed the tax positions and has not identified any unrecognized tax benefits.

14. Legal Proceedings

Management of the Company is not aware of any legal proceedings or other matters arising out of the Company's activities as an OTC Derivatives Dealer that would result in a material adverse effect on the Company's financial position.

15. Subsequent Events

The Company has evaluated the potential for subsequent events from December 31, 2014 through the date of issuance of the statement of financial condition on February 27, 2015.